UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): National Joint-Stock Company “Naftogas of Ukraine” (as Issuer) and Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine (as Guarantor)

B.	(1) This is [check one]

☒ an original filing for the Filer

☐ an amended filing for the Filer

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: National Joint-Stock Company “Naftogas of Ukraine” (as Issuer) and Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine (as Guarantor)

Form type: Form CB

File Number (if known): N/A

Filed by: National Joint-Stock Company “Naftogas of Ukraine” (as Issuer) and Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine (as Guarantor)

Date Filed (if filed concurrently, so indicate): September 25, 2009 (concurrent with filing of Form CB)

D.	The Filer is incorporated or organized under the laws of: Ukraine and has its principal place of business at:

6, B. Khmelnytskogo Str.

Kyiv, Ukraine 01001

E.	The Filer designates and appoints CT Corporation System (the “Agent”) located at:

111 Eighth Avenue

New York, NY 10011

212-894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB as filed with the Commission on September 25, 2009 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to Form CB, in conjunction with which this Form F-X is being filed. The Filer undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kyiv, the Country of Ukraine this 24th day of September, 2009.

Filer: National Joint-Stock Company “Naftogas of Ukraine” (as Issuer) and Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine (as Guarantor)

National Joint-Stock Company “Naftogas of Ukraine”

By:	/s/ Igor Didenko
Name:	Igor Didenko
Title:	First Deputy Chairman of the Management Board

Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine

By:	/s/ Igor Umanskyi
Name:	Igor Umanskyi
Title:	Acting Minister of Finance of Ukraine

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation System, as Agent for Service of Process of National Joint-Stock Company “Naftogas of Ukraine” (as Issuer) and Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine (as Guarantor)

By:	/s/ Mark Brinkman
Name: Title: Date:	Mark Brinkman Vice President September 24, 2009